UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Pretium Resources Inc.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

74139C102

(CUSIP Number)

COPY TO:

Joshua Beiser

Corporate Counsel

Liberty Mutual Insurance

175 Berkeley Street

Boston, MA 02116

Tel: 617-357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 6, 2013

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74139C102

1.	NAME OF REPORTING PERSONS Liberty Metals & Mining Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,849,864
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 6,849,864
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,849,864
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14.	TYPE OF REPORTING PERSON OO

Liberty Metals & Mining Holdings, LLC (“LMMH”) hereby amends the report on Schedule 13D filed with the Commission on May 7, 2013 (the “Schedule 13D”), with respect to the shares of common stock, no par value, of Pretium Resources Inc. (the “Issuer” or “Pretium”). The principal executive offices of the Issuer are located at 570 Granville Street, Suite 1600, Vancouver, British Columbia, Canada, V6C 3P1.

Capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 1. Security and Issuer

No Modification.

Item 2. Identity and Background

Item 2 is amended with respect to Schedule A, updating the Executive Officers and Directors of LMMH, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

Pursuant to a subscription agreement dated April 22, 2013, between LMMH and Pretium (the “Subscription Agreement”) using capital contributions received from its sole member, on April 26, 2013, LMMH purchased on a private placement basis, 5,780,346 shares of Pretium Common Stock at a price of CAD 6.92 per Purchase Share for a total subscription price of approximately CAD 40 million.

Pursuant to said Subscription Agreement and using capital contributions received from its sole member on September 3, 2013, LMMH purchased on a private placement basis, an additional 1,069,518 shares of Pretium Common Stock at a price of CAD 9.35 per Purchase Share for a total subscription price of approximately CAD 10 million.

Item 4. Purpose of Transaction

No Modification.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

The ownership percentages set for below are based on 102,256,532 (plus the additional shares issued to LMMH) shares of the Issuer’s Common Stock outstanding, as of June 30, 2013.

(a) LMMH owns an aggregate amount of 6,849,864 shares of Pretium Common Stock, which constitutes approximately 6.6% of the 103,326,050 issued and outstanding shares of Pretium Common Stock.

(b) LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 6,849,864 shares. LMMH has no shared power to either vote or dispose of the shares.

(c) Except as otherwise described herein, during the 60 days preceding the date of this report, LMMH purchased the following shares of the Issuer’s common stock in a private placement:

Date Purchased	Shares Acquired	Price Per Share
9/06/2013	1,069,518	CAD 9.35

(d) With respect to LMMH, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Modification.

Item 7. Material to be Filed as Exhibits

No Modification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: September 12, 2013	By	/s/ Diana J. Walters
Diana J. Walters
President and Chief Executive Officer

SCHEDULE A

Controlling Persons

Liberty Metals & Mining Holdings, LLC, is a Delaware, member-managed, limited liability company. Liberty Mutual Insurance Company, its sole member, is a Massachusetts stock insurance company which is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Metals & Mining Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holding company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The officer information for Liberty Metals & Mining Holdings, LLC as well as the director and officer information for Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

Liberty Metals & Mining Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

A. Alexander Fontanes	Diana J. Walters	Dennis J. Langwell
Chairman of the Board	Chief Executive Officer,	Chief Financial Officer and
Citizenship: U.S.A.	President and Treasurer	Senior Vice President
	Citizenship: U.S.A.	Citizenship: U.S.A.

Dexter R. Legg
Secretary and	Christopher Noel Dunn	James F. Kelleher
Vice President	Senior Vice President	Senior Vice President
Citizenship: U.S.A.	Citizenship: British	Citizenship: U.S.A.

Nicholas C. Amos	Gary J. Ostrow	Caury Bailey
Vice President	Vice President	Assistant Treasurer
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Kevin Donahue	David G. Hayter	Michael P. Russell
Assistant Treasurer	Assistant Treasurer	Assistant Treasurer
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

John P. Salmon	Kristin L. Kelley	James R. Pugh
Assistant Treasurer	Assistant Secretary	Assistant Secretary
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Joshua E. Beiser
Assistant Secretary
Citizenship: U.S.A.

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.

James M. McGlennon Senior Vice President and Chief Information Officer Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.	Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.

James F. Kelleher Senior Vice President and Chief Legal Officer Citizenship: U.S.A.	Paul G. Alexander Senior Vice President Citizenship: U.S.A.	J. Eric Brosius Senior Vice President and Corporate Actuary Citizenship: U.S.A.

Melanie M. Foley Senior Vice President Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A.	Luis Bonell Executive Vice President Citizenship: Spain

Directors

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.

James F. Kelleher Senior Vice President and Chief Legal Officer Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	Paul J. Condrin, III Executive Vice President Citizenship: U.S.A.

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, Chief Executive Officer and President Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.

Luis Bonell Executive Vice President Citizenship: Spain	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.	James M. McGlennon Senior Vice President and Chief Information Officer Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.

Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.	James F. Kelleher Senior Vice President and Chief Legal Officer Citizenship: U.S.A.	Paul G. Alexander Senior Vice President Citizenship: U.S.A.

J. Eric Brosius Senior Vice President and Corporate Actuary Citizenship: U.S.A.	Melanie M. Foley Senior Vice President Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A.

Gary J. Ostrow Vice President Citizenship: U.S.A.

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

David H. Long Chairman of the Board, Chief Executive Officer and President c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Michael J. Babcock Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Charles I. Clough, Jr. Chairman and Chief Executive Officer Clough Capital Partners, LP c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Francis A. Doyle, III President and Chief Operating Officer and President Connell Limited Partnership c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Nicholas M. Donofrio Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	John P. Manning Chief Executive Officer Boston Capital Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Thomas J. May Chairman, President and Chief Executive Officer NSTAR c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Myrtle Stephens Potter Chief Executive Officer Myrtle Potter & Company, LLC c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Ellen A. Rudnick Executive Director and Clinical Professor, Polsky Center for Entrepreneurship, University of Chicago Booth School of Business c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Martin P. Slark Vice Chairman and Chief Executive Officer Molex Incorporated c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	William C. Van Faasen Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Annette M. Verschuren Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: Canada